SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-2255	IFERT@STBLAW.COM

VIA EDGAR

December 26, 2012

Re:	SeaWorld Entertainment, Inc. (f/k/a SW Holdco, Inc.)
Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of SeaWorld Entertainment, Inc. (f/k/a SW Holdco, Inc.) (the “Company”), we hereby submit by direct electronic transmission for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-1 (the “Registration Statement”) relating to the proposed offering of the Company’s common stock by the Company and the selling stockholders.

As discussed with Mr. Joe Foti and Ms. Louise M. Dorsey from the accounting staff of the Office of the Chief Accountant of the Division of Corporation Finance (the “Staff”) and pursuant to the letter from the Staff dated November 8, 2012, the Company has omitted audited financial statements and selected financial data for the periods prior to December 1, 2009 from the Registration Statement. Prior to the effectiveness of the Registration Statement, the Company will amend the Registration Statement to include audited consolidated financial statements for the fiscal year ending December 31, 2012 (and unaudited consolidated financial statements for any applicable interim periods).

The filing fee in the amount of $13,640 was deposited by wire transfer of same-day funds to the Securities and Exchange Commission’s account at US Bank on December 18, 2012.

Please do not hesitate to contact me at (212) 455-2255 or Lauren Yoon at (212) 455-2331 of this firm with any questions you may have regarding this filing.

Very truly yours,

/s/ Igor Fert

Igor Fert